As filed with the Securities and Exchange Commission on March 7, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

    The India Fund, Inc.

(Name of Subject Company (issuer))

    The India Fund, Inc.

(Name of Filing Person (offeror))

Common Stock $0.001 Par Value Per Share

(Title of Class of Securities)

454089103

(CUSIP Number of Class of Securities)

Ms. Andrea Melia

Aberdeen Asset Management Inc.

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

(866) 839-5205

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Sarah E. Cogan, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York, 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$117,067,565 (a)	$15,079 (b)

(a)	Calculated as the aggregate maximum purchase price to be paid for 5,240,267 shares in the offer, based upon a price of $22.34 (98% of the net asset value per share of $22.80 on February 28, 2014).
(b)	Calculated at $128.80 per $1,000,000 of the Transaction Valuation.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check box the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Introductory Statement

This Issuer Tender Offer Statement on Schedule TO relates to an offer by The India Fund, Inc., a Maryland corporation (the “Fund”), to purchase for cash up to 15% of its outstanding shares, or 5,240,267 of the Fund’s issued and outstanding shares of Common Stock, par value $0.001 per share, upon the terms and subject to the conditions contained in the Offer to Purchase dated March 7, 2014 and the related Letter of Transmittal which are filed as exhibits to this Schedule TO.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

ITEM 1. SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The information set forth in the Offer to Purchase under Section 9 (“Information with Respect to the Fund and the Fund’s Investment Manager”) is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under Section 1 (“Number of Shares”) is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under Section 8 (“NAV and Market Price”) is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The Fund is the filing person. The information set forth in the Offer to Purchase under Section 9 (“Information with Respect to the Fund and the Fund’s Investment Manager”) is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•	“Summary Term Sheet”;

•	Section 1 (“Number of Shares”).

•	Section 2 (“Price”)

•	Section 4 (“Effect of the Offer; Source and Amount of Funds”)

•	Section 5 (“Procedure for Tendering Shares”)

•	Section 6 (“Withdrawal Rights”)

•	Section 7 (“Acceptance for Payment and Payment”)

•	Section 12 (“Federal Income Tax Consequences”)

•	Section 13 (“Interests of Directors, Executive Officers and Associates; Transactions and Arrangements Concerning the Shares”)

•	Section 15 (“Certain Conditions to the Offer”)

(b) The information set forth in the Offer to Purchase under Section 13 (“Interests of Directors, Executive Officers and Associates; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) The information set forth in the Offer to Purchase under Section 13 (“Interests of Directors, Executive Officers and Associates; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (b) and (c) The information set forth in the Offer to Purchase under Section 3 (“Purpose of the Offer; Plans or Proposals of the Fund”) is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b) and (d) The information set forth in the Offer to Purchase under Section 4 (“Effect of the Offer; Source and Amount of Funds”) is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) and (b) The information set forth in the Offer to Purchase under Section 13 (“Interests of Directors, Executive Officers and Associates; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the Offer to Purchase under Section 10 (“Certain Fees and Expenses”) is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a) and (b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a) The information set forth in the Offer to Purchase under Section 3 (“Purpose of the Offer; Plans or Proposals of the Fund”), Section 13 (“Interests of Directors, Executive Officers and Associates; Transactions and Arrangements Concerning the Shares”) and Section 14 (“Certain Legal Matters; Regulatory Approvals”) is incorporated herein by reference. To the knowledge of the Fund, no material legal proceedings relating to the tender offer are pending.

(b) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

3

ITEM 12. EXHIBITS

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Offer to Purchase, dated March 7, 2014.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Form of Letter to Stockholders.

(a)(2)	None.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	Press release issued on March 7, 2014.

(d)	None.

(g)	None.

(h)	None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not Applicable.

4

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE INDIA FUND, INC.

By:	/s/ Alan R. Goodson
Name:	Alan R. Goodson
Title:	President

Dated: March 7, 2014

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Offer to Purchase, dated March 7, 2014.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(l)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter of Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Form of Letter to Stockholders.

(a)(5)	Press Release issued on March 7, 2014.